UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Campbell Soup Company

(Name of Issuer)

Capital Stock, par value $.0375

(Title of Class of Securities)

134429109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.65%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Schedule 13D relates to the capital stock, par value $.0375 (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1 Campbell Place, Camden, New Jersey 08103.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 390 Park Avenue, 19th Floor, New York, New York 10022.

(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.

(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Loeb is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Funds expended an aggregate of approximately $686,442,376.90 of their own investment capital to acquire the 17,000,000 shares of Capital Stock held by them.

The Reporting Persons and Funds may effect purchases of shares of Capital Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Capital Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Capital Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired most of their Capital Stock following the Issuer’s disastrous fiscal 3q18 earnings report and the unexpected departure of the Issuer’s Chief Executive Officer Denise Morrison. The Reporting Persons believe that the subsequently announced strategic review, if conducted properly, will create significant value for the Issuer’s shareholders.

The Reporting Persons’ analysis shows that years of abysmal oversight by the Issuer’s Board of Directors permitted management missteps, dismal operating performance, and a series of ill-advised acquisitions to take an irreversible toll on the Issuer. Today, the stock trades at roughly the same price it did in 1996 and the Issuer carries a debt load of more than 5x its EBITDA, which provides limited room to maneuver in the face of deteriorating operational and financial results. This predicament is exacerbated by a lack of leadership at the Issuer following the abrupt exit of its Chief Executive Officer without a successor in place or even a search process underway. One of the most essential duties of any Board of Directors is to avoid this kind of a situation by making CEO succession planning paramount; the current CEO vacuum reminds the Reporting Persons of Ben Franklin’s resonant insight that “if you fail to plan, you are planning to fail.”

The Reporting Persons understand from our conversations with the Issuer’s Interim Chief Executive Officer, Keith R. McLoughlin, and the Issuer’s public statements that all options, including a sale, are being evaluated in the ongoing strategic review. The Reporting Persons are encouraged by recent press reports suggesting that a sale process is already underway. Given the significant obstacles facing the Issuer, the Reporting Persons believe that the only justifiable outcome of the strategic review is for the Issuer to be sold to a strategic buyer.

The Reporting Persons are aware that members of Issuer’s founder’s family hold a significant percentage of the voting stock in the Issuer but remind the Board that directors bear fiduciary responsibility to all shareholders. These shareholders include the founder’s many descendants, who are beneficiaries of trusts controlled by certain members of this Board and who have been ill-served by the poor oversight of the Issuer’s business. One such descendant shareholder who strongly shares our views is George Strawbridge and we have agreed to act together to pursue change at the Issuer. The Management Company and Mr. Strawbridge may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). The Letter Agreement (as defined below) is described in Item 6 of this Schedule 13D and the attached Exhibit 1. Mr. Strawbridge will file a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing his required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by Mr. Strawbridge. The Reporting Persons expressly disclaim beneficial ownership of any securities acquired by other members of the Group.

The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer’s shares of Capital Stock, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer’s assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Issuer’s Board of Directors.

The Reporting Persons intend to review their investment in the Issuer’s shares of Capital Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Capital Stock (but without acquiring a control stake in the Issuer’s shares of Capital Stock) or selling some or all of their shares of Capital Stock. The response under Item 6 below is incorporated herein by reference.

The Reporting Persons insist that the Issuer’s Board conduct a rigorous strategic review that results in the best outcome for investors. The Issuer’s Board must weigh the value of the Issuer to a strategic buyer today versus the present value of alternate “go it alone” scenarios, adjusted for execution risk. The Group will continue to advocate strongly for shareholders during the strategic review and may seek Board representation if we conclude that the Issuer’s Board failed to discharge its fiduciary duty.

Item 5. Interest in Securities of the Issuer

(a) (b) As of 9:30 a.m., New York City time, on the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 17,000,000 shares of Capital Stock held by the Funds (the “Shares”). The Shares represent 5.65% of the Issuer’s Capital Stock outstanding. Percentages of the Capital Stock outstanding reported in this Schedule 13D are calculated based upon the 300,645,629 shares of Capital Stock outstanding as of May 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2018, filed by the Issuer with the Securities and Exchange Commission on June 5, 2018. Each of the Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds.

As a result of entering into the Letter Agreement (as defined below), the Reporting Persons and George Strawbridge, Jr. (“Mr. Strawbridge”) may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by Mr. Strawbridge. Mr. Strawbridge will file a separate Schedule 13D reporting beneficial ownership of 8,323,669 shares of Capital Stock (the “Strawbridge Shares”). The Reporting Persons assume no responsibility for the information contained in such Schedule 13D or any amendment thereto. Mr. Strawbridge and the Reporting Persons may be deemed to beneficially own in the aggregate 25,323,669 shares of Capital Stock, which represents approximately 8.42% of the outstanding shares of Capital Stock.

As a result of the Letter Agreement, the Reporting Persons and Mr. Strawbridge may be deemed to share voting power with respect to the 25,323,669 shares of Capital Stock beneficially owned in the aggregate by the Reporting Persons and Mr. Strawbridge. The Reporting Persons disclaim beneficial ownership with respect to the Strawbridge Shares.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 9:30 a.m., New York City time, on August 9, 2018.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 and the information set forth in Schedule A of this Schedule 13D are incorporated herein by reference.

Letter Agreement

On August 9, 2018, the Management Company entered into an agreement (the “Letter Agreement”) with Mr. Strawbridge to coordinate certain efforts with respect to their investment in the Issuer. The Letter Agreement provides that the Management Company will take the lead on all activities related to the parties’ pursuit of representation on the Board of Directors of the Issuer including: (i) the selection of individuals to serve as directors of the Issuer; provided, that, (x) if requested by Mr. Strawbridge, the Management Company will include the three potential designees previously suggested by Mr. Strawbridge, subject to the completion of due diligence, including background checks and entry, if appropriate, into customary nomination agreements, and (y) the Management Company will designate the remaining designees subject to the reasonable review of, including a review of background checks by Mr. Strawbridge; provided, that the Management Company will consider additional designee suggestions from Mr. Strawbridge; (ii) the making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters (other than the designation of nominees for election to the Board of Directors of the Issuer), corporate transactions or otherwise; (iii) the conduct or settlement of any proxy contest, consent solicitation or similar actions involving the Issuer (other than the designation of nominees for election to the Board of Directors of the Issuer); (iv) the manner, form, content and timing of any communications with the Issuer as well as any public disclosures, public statements or other public communications, in each case relating to the Issuer, the Letter Agreement or the activities contemplated by the Letter Agreement (except to the extent such disclosure, Mr. Strawbridge is required by a regulatory filing, but subject to the Letter Agreement); and (v) the conduct of any litigation or investigation related to the Issuer or the activities contemplated by the Letter Agreement so long as, in each case, Mr. Strawbridge is not a party thereto; provided, however, that Management Company will not enter into any settlement or other agreement with the Issuer or its Board involving the governance of the Issuer (including board composition) or the pursuit of a corporate transaction involving the Issuer without the consent of Mr. Strawbridge, unless the settlement or agreement includes the addition to the Issuer’s Board of directors designated by each party that are reasonably acceptable to both parties to the Letter Agreement.

If the Management Company decides to nominate directors for election at the Issuer’s 2018 Annual Meeting of Shareholders, the parties agreed to vote all Capital Stock with respect to which it has sole voting power in favor of the persons nominated by one or more affiliates of the Management Company to the Board of Directors of the Issuer at the Issuer’s 2018 Annual Meeting of Shareholders in accordance with the Letter Agreement (the “Actions”), and in favor of any procedural actions or matters related to giving effect to the Actions or required to effect the approval of the Actions (but in no event in contravention of any of the Actions). For purposes of this provision in the Letter Agreement, Mr. Strawbridge shall be deemed to have sole voting power of the Capital Stock held by the Revocable Trust of George Strawbridge, Jr. dated January 21, 1991, as amended and restated on December 12, 2016 and as may be further amended from time to time. The Letter Agreement will terminate at the completion of the Issuer’s 2018 Annual Meeting, unless earlier terminated by mutual agreement of the parties. A copy of the Letter Agreement is attached as Exhibit 1 and incorporated herein by reference.

Joint Filing Agreement

On August 9, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 2.

Derivative Transactions

The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Capital Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Capital Stock.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge, Jr.

2	Joint Filing Agreement, dated as of August 9, 2018.

3	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: August 9, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: August 9, 2018
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected through 9:30 a.m., New York City time, on August 9, 2018. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)

6/11/2018	750,000	34.93
6/11/2018	50,000	34.83
6/11/2018	100,000	34.84
6/12/2018	350,000	34.94
6/12/2018	500,000	34.93
6/12/2018	450,000	34.75
6/13/2018	400,000	35.37
6/13/2018	275,000	35.41
6/13/2018	75,000	35.26
6/13/2018	175,000	35.24
6/14/2018	350,000	36.24
6/15/2018	400,000	36.68
6/18/2018	150,000	36.74
6/19/2018	125,000	36.91
6/19/2018	100,000	36.95
6/20/2018	275,000	36.77
6/20/2018	125,000	36.86
6/21/2018	6,600	37.25
6/21/2018	33,400	37.23
6/22/2018	235,000	38.29
6/25/2018	275,000	41.71
6/26/2018	150,000	41.56
6/26/2018	50,000	41.60
6/29/2018	125,000	40.46
6/29/2018	25,000	40.40
7/2/2018	250,000	40.42
7/31/2018	100,000	41.16
7/31/2018	140,000	41.17
8/1/2018	400,000	41.47
8/1/2018	560,000	41.47
8/2/2018	500,000	41.60
8/2/2018	500,000	41.60
8/2/2018	500,000	41.60
8/2/2018	500,000	41.60
8/3/2018	500,000	43.10
8/3/2018	500,000	43.11
8/3/2018	500,000	43.11
8/3/2018	1,000,000	43.11
8/3/2018	500,000	43.11
8/3/2018	1,000,000	43.00
8/6/2018	300,000	42.66
8/6/2018	1,365,000	42.98
8/7/2018	200,000	41.81
8/7/2018	1,200,000	41.96
8/8/2018	200,000	41.99

8/8/2018	235,000	42.00
8/8/2018	250,000	41.99
8/8/2018	250,000	41.99

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge, Jr.

2	Joint Filing Agreement, dated as of August 9, 2018.

3	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.